SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                 Amendment No. 2

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PML, Inc.
                                (Name of Issuer)

                                    PML, Inc.
                               Douglas C. Johnson
                                A. Ronald Torland
                                Kenneth L. Minton
                               Craig S. Montgomery
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    651362105
                      (Cusip Number of Class of Securities)
                      ------------------------------------

                                A. Ronald Torland
                                    PML, Inc.
                              27120 SW 95th Avenue
                            Wilsonville, Oregon 97070
                         Telephone Number (503) 570-2500
                      ------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                                 Dave Baca, Esq.
                            Davis Wright Tremaine LLP
                                   Suite 2300
                              1300 SW Fifth Avenue
                             Portland, Oregon 97201
                                 (503) 241-2300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]            The filing of a registration statement under the Securities
                  Act of 1933.


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c. [ ]            A tender offer.

d. [ ]            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]



                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $174,246.00                                          $34.85

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold (i) less than one whole share of Common Stock of record in any discrete account after the proposed Split Transaction based on an amount per share equal to the product obtained by multiplying (A) $1.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $174,246.00 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $34.85                    Filing Party: PML, Inc.
Form or Registration No.:  Schedule 13E-3            Date Filed:  April 25, 2003























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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by PML, Inc. ("PML" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

         (a) a one-for-150 reverse stock split of the Company's Common Stock and Class B Common Stock (the "Reverse Split");

         (b) a cash payment per share of $1.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split; and

         (c) following the Reverse Split, a 150-for-one forward stock split of the Company's Common Stock and Class B Common Stock.

Items (a), (b) and (c) will be considered one proposal and referred to herein as the "Split Transaction." The Split Transaction is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting scheduled to be held on August 5, 2003 (the "Special Meeting"). The Split Transaction requires an amendment to the Company's Certificate of Incorporation, as amended. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on July 16, 2003 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

         The filing of this Schedule 13E-3 shall not be construed as an admission by Douglas C. Johnson, A. Ronald Torland, Kenneth L. Minton or Craig
S. Montgomery that PML is "controlled" by or under common "control" with Douglas
C. Johnson, A. Ronald Torland, Kenneth L. Minton or Craig S. Montgomery.

















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
ITEM 1. SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002
         -------------

          (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMPANY'S COMMON STOCK - Common Stock Market Price Information" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption " MARKET FOR THE COMPANY'S COMMON STOCK - Dividend Information" is hereby incorporated herein by reference.

         (e)      Not applicable.

         (f) Neither the Company, Douglas C. Johnson, A. Ronald Torland nor Craig S. Montgomery has purchased any shares of Common Stock in the past two years preceding the date hereof. Kenneth L. Minton, exercised options for 28,000 shares of Common Stock on December 27, 2002 at a price of $0.375 per share and exercised options for an additional 112,000 shares of Common Stock on January 6, 2003 at a price of $0.375 per share. The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMPANY'S COMMON STOCK" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" are hereby incorporated herein by reference.

                  Each Filing Person's business phone number is (503) 570-2500.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "THE PARTIES" are hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "INTRODUCTION," "VOTE REQUIRED," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

         (c)      Not applicable.

         (d) The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005(a) through (c) and (e)
         ------------------------------------

         (a) The information set forth in Item 12 of the Company's most recent annual report on Form 10-KSB for the fiscal year ended May 31, 2002, is hereby incorporated herein by reference.

         (b)      Not applicable.

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
         (c)      Not applicable.

         (e)      Not applicable.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," " BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" and " - Conduct of the Company's Business After the Split Transaction" are hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------
         (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Reasons for the Split Transaction" is hereby incorporated herein by reference.

         (b), (c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates," "Structure of the Split Transaction," and "Effect of the Split Transaction on the Company" are hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Affiliates" and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

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
         Reg. M-A 1014
         -------------

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (f)      Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------

         (a), (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "AVAILABLE INFORMATION" and "ANNEX B" are hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" is hereby incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" are hereby incorporated herein by reference.

         (d)      Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth in the Proxy Statement under the captions "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         -----    -------------------

         (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," "Factors Considered by the Board of Directors and Affiliates," "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference. Each of the Affiliates intends to vote in favor of the Split Transaction. Each of the Affiliates has no present intention to tender or sell any securities of the Company held by such Filing Person. Each Affiliate specifically adopts the reasoning of the Company's board of directors set forth under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction" and "Factors Considered by the Board of Directors and Affiliates."



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
         (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates," and "PROPOSAL 1 - Recommendation of the Board of Directors" are hereby incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

         (b)      Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------

         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" and "Opinion of Financial Advisor" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Source of Funds and Financial Effect of the Split Transaction," "INTRODUCTION" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

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

         (a) Proxy Statement, together with the proxy card.*

         (b) Not applicable.

         (c) Overview of business valuation.**

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.


                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    PML, INC.



                                    By:    /s/ Kenneth L. Minton
                                       -----------------------------
                                    Name:  Kenneth L. Minton
                                    Title: President and Chief Executive Officer
                                    Dated: July 16, 2003

                                    By:    /s/ Douglas C. Johnson
                                       -----------------------------

                                    By:    /s/ A. Ronald Torland
                                       -----------------------------

                                    By:    /s/ Kenneth L. Minton
                                       -----------------------------

                                    By:    /s/ Craig S. Montgomery
                                       -----------------------------




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
                                  EXHIBIT INDEX




EXHIBIT           DESCRIPTION
-------           -----------
(a)               Proxy Statement, together with the proxy card.*

(b)               Not applicable.

(c)               Overview of business valuation.**

(d)               Not applicable.

(e)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.
----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.




































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